                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a special general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Thursday, June 11, 2009, at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the Meeting shall be as follows:

     1.   Election of Mr. Israel Oz as a Class A Director of the Company to hold office until the close of the annual general meeting to be held in
          2010.

     2.   Election of Mr. Giora Yanai as an external director of the Company.

     3.   Approval of a one-time special retirement grant to Mr. Giora
          Ben-Ze'ev, the former Chief Executive Officer and a current Director of the Company.

     Only the shareholders of the Company of record at the close of business on
May 12, 2009 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the
Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, General
Counsel, Kibbutz Shamir, Upper Galilee 12135, Israel, an ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for
Voting at General Meeting) of 2000, as amended.

     Shareholders who wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the Meeting.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company.
If a quorum is not present within an hour of the time designated for the
Meeting, the Meeting will be adjourned until Thursday, June 18, 2009, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, General Counsel (tel: +972 (4)
694-7810).

                                            By Order of the board of directors,

                                            By: /s/ David Bar-Yosef
                                            -----------------------
                                            David Bar-Yosef
                                            General Counsel

                                            May 15, 2009

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE 11, 2009

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One
Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday, June 11, 2009, at 3:00
p.m. Israel time, and thereafter as it may be adjourned from time to time.
Unless the context otherwise requires, references in this Proxy Statement to
"Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   Election of Mr. Israel Oz as a Class A Director of the Company to hold office until the close of the annual general meeting to be held in
          2010.

     2.   Election of Mr. Giora Yanai as an external director of the Company.

     3.   Approval of a one-time special retirement grant to Mr. Giora
          Ben-Ze'ev, the former Chief Executive Officer and a current Director of the Company.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on May 12, 2009
(the "RECORD DATE") are entitled to receive notice of, and to vote at, the
Meeting.

     As of the Record Date, the Company had 16,423,740 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the board of directors of the Company (the "BOARD"). A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2)
hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the
Shares covered thereby in accordance with the instructions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq
Stock Market, in the absence of such instructions, the Shares represented by a properly executed and received proxy will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the Board recommends a
"FOR" vote (with the exception of Items II and III). Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the
Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the Chairman of the meeting at the Meeting.

     Shareholders may vote Shares directly held in their name in person at the
Meeting. If a shareholder wants to vote in person at the Meeting Shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the Shares as well as a statement from such record holder that it did not vote such shares, and must present such legal proxy and statement at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     Shareholders wishing to express their position with respect to the proposal described in this Proxy Statement may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, General Counsel, at
Kibbutz Shamir, Upper Galilee 12315, Israel, no later than May 22, 2009. Any position statement received will be furnished to the Securities and Exchange
Commission (the "COMMISSION") on Form 6-K, and will be made available to the public on the Commission's website at www.sec.gov and in addition at
www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     These proxy and proxy card shall also serve as a voting deed (ktav hatzba'a) as such term is defined under the Israeli Companies Law - 1999 (the
"COMPANIES LAW").

     We expect to mail the Proxy Statement to shareholders on or about May 15,
2009. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, June 18, 2009, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

     The approval of Item I requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

     The approval of Item II requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the shares of non-controlling shareholders or of anyone on their behalf voting in person or by proxy at the Meeting (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company.

     Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder (as that term is defined in the Companies Law) or acting on behalf of a controlling shareholder.
Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder or acting on behalf of a controlling shareholder. Shareholders who do not indicate whether or not they are controlling shareholders or acting on behalf of a controlling shareholder will not be eligible to vote their Shares as to Item II.

     To avoid any doubt, and because Kibbutz Shamir, our controlling shareholder, may be considered to have a personal interest in Item III, as a result of Mr. Giora Ben-Ze'ev's membership in Kibbutz Shamir, the affirmative vote of the holders of at least a majority of the voting power represented at the Meeting in person or by proxy is being sought for approval of Item III, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a personal interest in the proposed transactions, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposals does not exceed one percent (1%) of the total voting rights in the Company.

     Under the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the
Meeting, advise the Company whether or not that shareholder has a personal interest (as defined below) in the approval of Item III . Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of Item III.
Shareholders who do not indicate whether or not they have a personal interest in the approval of Item III will not be eligible to vote their Shares as to Item
III.

     Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

     (i)  a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person's spouse or the spouse of any of the above); or

     (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

     A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

               AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS
              RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS
                       DESCRIBED IN THIS PROXY STATEMENT.

                ITEM I: ELECTION OF MR. ISRAEL OZ TO HOLD OFFICE
                              AS A CLASS A DIRECTOR

     At the Meeting, shareholders will be asked to elect Mr. Israel Oz as a
Class A Director of the Company to hold office until the close of the annual general meeting to be held in 2010. Mr. Oz is replacing Mr. Ze'ev Feldman who resigned from his position on April 30, 2009.

     The following information supplied with respect to Mr. Oz is based upon information furnished to the Company by Mr. Oz.

     ISRAEL OZ, 59, currently serves as chairman of the board of directors of the Lordan plant in Kfar Sold, Israel, which is engaged in manufacturing heat transfer equipment, and since 2003 has served as the chairman of the
Administration of Kibbutzim Agreement Ltd. From 1996 until 2006, he served as the chairman of the board of directors of the holding company Neot Mordechai and of the Teva Neot shoe factory and the Palrig Neot plastics factory. Between 1996 and 2003, he served as a director at Bank Yahav, at Manpower, and at Blue Square
Chain Investments & Properties Ltd. Between 1996 and 2003, he also served as chairman of the economic committee of Kibbutz Neot Mordechai and of Kibbutz
Genosar. Between 1993 and 1995, he served as chief of staff of the Israeli
Minister of Finance, Abraham Shohat. Between 1987 and 1993, he owned and served as the manager of Tmurot, a company engaged in organizational consulting. Mr. Oz holds a B.A. in economics and sociology from the Hebrew University in Jerusalem and has studied business administration and organizational behavior at the
Hebrew University in Jerusalem.

     It is the intention of the persons named in the proxy to vote for the election of Mr. Oz. If Mr. Oz is unable or unwilling to serve (which the Board does not anticipate to be the case), the persons named in the proxy will vote at their discretion for another person.

     Mr. Oz has certified to the Company that he meets the required director qualifications under the Companies Law.

     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that Mr. Israel Oz be, and hereby is, elected to hold office as a
Class A director of the Company until the close of the annual general meeting to be held in 2010."

               ITEM II: ELECTION OF MR. GIORA YANAI TO HOLD OFFICE
                             AS AN EXTERNAL DIRECTOR

     At the Meeting, shareholders will be asked to elect Mr. Giora Yanai as an external director of the Company for a three-year term.

     The following information supplied with respect to Mr. Yanai is based upon information furnished to the Company by Mr. Yanai.

     GIORA YANAI, 71, is currently the managing director of Yanai Information
Resources Ltd., a consulting firm providing economic research, strategic and marketing consulting and M&A services. Between 1994 and 1995 he served as management consultant at Friedman Turbidy Inc., a New York company engaged in strategic business and management consulting and finance. Between 1988 and 1992 he served as the economic director of Kibbutz Artzi Movement, where he managed and negotiated the major debt restructuring agreement with the Israeli government and major Israeli banks for Kibbutz organizations nationwide, and designed restructuring plans for dozens of Kibbutz settlements and industries.
Between 1981 and 1987 he served as managing director of Mivrag Ltd., the cold forming metal factory of Kibbutz Ein Hashofet, as well as general manager of
Kibbutz Ein Hashofet between the years 1968-1971 and between 1992 and 1993. From
1977 until 1980 he served as the representative of the Israel Kibbutz Industry
Association in the U.S.A. From 1972 until 1977 Mr. Yanai served as managing director of Eltam Ltd., a producer of electrical products, lighting and electronics. Mr. Yanai studied as a visiting scholar and completed the coursework for an M.B.A. at Columbia Business School and has studied agriculture at the Hebrew University in Jerusalem.

     Mr. Yanai notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director. The Board has determined that Mr. Yanai satisfies the financial sophistication requirements of the Nasdaq Marketplace Rules that are required of at least one member of the audit committee.

     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to elect Mr. Giora Yanai as an external director of the Company for a three-year term."

     ITEM III: APPROVAL OF A ONE-TIME SPECIAL RETIREMENT GRANT TO MR. GIORA
            BEN-ZE'EV, THE COMPANY'S FORMER CHIEF EXECUTIVE OFFICER

     At the Meeting, shareholders will be asked to approve the proposed special one-time grant to Mr. Giora Ben-Ze'ev. Mr. Ben-Ze'ev, a member of the Board, served as President and Chief Executive Officer of the Company until he resigned from this position on March 5, 2008. On August 24, 2004, in his capacity as
President and Chief Executive Officer of the Company, Mr. Ben-Ze'ev was granted options to purchase 301,376 ordinary shares of the Company at an exercise price of $10.30 per share, all of which were terminated according to their terms and have not been exercised.

     In light of Mr. Ben-Ze'ev's commitment to continue to assist the Company in its operations, it is proposed to grant Mr. Ben-Ze'ev a one time special retirement grant of US $50,000.

     The Board and the audit committee of the Company have approved this grant.
Shareholder approval is being sought pursuant to the Companies Law, which requires that compensation of a director be approved by the shareholders of the
Company.

     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve a one-time special retirement grant to Mr. Giora
Ben-Ze'ev."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                            By Order of the Board of Directors,

                                            By: /s/ David Bar-Yosef
                                            -----------------------
                                            David Bar-Yosef
                                            General Counsel

                                            May 15, 2009